Filed Pursuant to Rule 433

Registration No. 333-176616

June 17, 2014

PRICING TERM SHEET

3.750% Medium-Term Notes due 2024

Issuer:	UDR, Inc.

Security:	3.750% Medium-Term Notes due 2024

Guarantee:	Fully and unconditionally guaranteed by United Dominion Realty, L.P.

Size:	$300,000,000

Maturity Date:	July 1, 2024

Coupon:	3.750%

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2015

Price to Public:	99.652% plus accrued interest from June 26, 2014

Denominations:	$1,000 and integral multiples of $1,000

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Treasury Price/Yield:	98-24+ / 2.642%

Spread to Benchmark Treasury:	+115 bps

Yield:	3.792%

Make-Whole Call:	T+20 bps; redemption at par plus accrued and unpaid interest on and after April 1, 2024 as set forth in the preliminary pricing supplement

Trade Date:	June 17, 2014

Settlement Date:	June 26, 2014

CUSIP:	90265EAJ9

ISIN:	US90265EAJ91

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.